UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

Commission File Number: 001-38427

Piedmont Lithium Limited

(Translation of registrant’s name into English)

Level 9, BGC Centre, 28 The Esplanade

Perth, WA, 6000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): □

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EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description
99.1	Press Release

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                                                                                           SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Piedmont Lithium Limited
(registrant)

Date: February 8, 2021	By: /s/ Keith Phillips
Name: Keith Phillips
Title: President and Chief Executive Officer

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